SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K



                          [X] ANNUAL REPORT PURSUANT TO
                         SECTION 15(d) OF THE SECURITIES
                            AND EXCHANGE ACT OF 1934


                    For the plan year ended December 31, 2002



                                       OR



                [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the transition period from ____ to_____


                         Commission file number 33-88010



                             WICKES INC. 401(k) PLAN
                  (formerly WICKES LUMBER COMPANY 401(k) PLAN)
                              (full title of plan)



                                   WICKES INC.
                        (formerly WICKES LUMBER COMPANY)
                               706 Deerpath Drive
                          Vernon Hills, Illinois 60061
         (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

                              REQUIRED INFORMATION

     The  Wickes  Inc.  401(k)  Plan is subject to ERISA and elects to file Plan
     financial   statements  and  schedules  prepared  in  accordance  with  the financial reporting requirements of ERISA as permitted by Paragraph 4.


                               ADDITIONAL EXHIBIT

                 Exhibit
                 -------

                   23     Consent of Deloitte & Touche LLP

                   99 Statement Pursuant to 18 U.S.C. Section 1350 as Required by Section 906 of the Sarbanes-Oxley Act of 2002



                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                             WICKES INC. 401(k) PLAN
                             -----------------------
                                 (Name of Plan)

Date: June 28, 2003




                                                 By: / s / James A. Hopwood
                                                     ----------------------
                                                       James A. Hopwood
                                                       Senior Vice President and
                                                       Chief Financial Officer

     Wickes Inc. 401(k) Plan
     -----------------------
     Financial Statements as of
     December 31, 2002 and 2001 and for the
     Year Ended December 31, 2002 and
     Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report



Wickes Inc. 401(k) Plan

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2002 and 2001                                               2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2002                                             3

   Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i--
     Schedule of Assets (Held at End of Year) as of December 31, 2002         9



All other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and  Regulations for Reporting and Disclosure  under the Employee  Retiree
Income Security Act of 1974 have been omitted because they are not applicable.


INDEPENDENT AUDITORS' REPORT


To the Participants of the
Wickes Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Wickes Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
------------------------
Chicago, Illinois
June 26, 2003


WICKES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                     2002               2001

ASSETS:
  Investments                                    $80,183,722        $97,405,351
  Interest-bearing cash                                                  50,148

  Receivables:
    Other                                                  8
    Employer contributions                                                  192
    Employee contributions                                                  517
           Total receivables                               8                709
                                                  ----------         ----------
           Total assets                           80,183,730         97,456,208
                                                  ----------         ----------
LIABILITIES:
  Loans to be distributed to participants                                19,600
  Contributions refundable to participants                               71,166
                                                  ----------         ----------
           Total liabilities                           -                 90,766
                                                  ----------         ----------
NET ASSETS AVAILABLE FOR BENEFITS                $80,183,730        $97,365,442


See notes to financial statements.




WICKES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


ADDITIONS:
  Contributions:
    Employer                                                        $ 1,822,174
    Participant                                                       5,481,574
    Rollovers                                                           488,115
                                                                    -----------
           Total additions                                            7,791,863
                                                                    -----------

DEDUCTIONS:
  Investment income (loss):
    Interest income                                                         117
    Interest on participant loans                                       184,634
    Dividends                                                           615,978
    Net depreciation in the fair value of investments               (13,747,324)
                                                                    -----------
           Total investment loss                                    (12,946,595)

  Payments to participants                                          (11,947,535)
  Administrative expenses                                               (79,445)
                                                                    -----------
           Total deductions                                         (24,973,575)
                                                                    -----------

NET DECREASE IN PLAN ASSETS                                         (17,181,712)

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year                  97,365,442
                                                                    -----------
NET ASSETS AVAILABLE FOR BENEFITS-End of year                      $ 80,183,730
                                                                    ===========

See notes to financial statements.

WICKES INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2002 AND 2001, AND FOR THE
YEAR ENDED DECEMBER 31, 2002
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN
     -----------------------

     The following description of the Wickes Inc. 401(k) Plan (the "Plan") provides only general information. Reference should be made to the plan document for a more complete description of the Plan's provisions.

     General-The Plan is a defined contribution plan covering all employees of Wickes Inc. (the "Company") who are at least 18 years of age, have worked at least 1 year and have completed 1000 hours of service, and are not covered by a collective bargaining agreement. The Wickes Inc. 401(k) Committee controls and manages the operations and administration of the Plan. Effective May 28, 2002, Investors Bank & Trust Company became trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions-Under the terms of the Plan, subject to certain limitations, each participant may contribute between 2% and 50% (2% and 8% for highly compensated employees, as defined) of eligible compensation through payroll deduction on a before-tax basis and between 2% and 15% of eligible compensation through a payroll deduction on an after-tax basis. The total before-tax and after-tax contributions cannot exceed 65% of eligible compensation. Participants may elect to change their contribution percentages daily. The contributions made by participants and the Company are subject to certain Internal Revenue Code limitations.

     The Plan provides that the Company contribute a matching amount equal to 50% of the aggregate before-tax and after-tax contributions, not to exceed 5% of eligible compensation, provided that after-tax contributions can only be matched for a participant whose before-tax contributions are restricted to less than 5% of eligible compensation. The Plan also provides that the Company may, at its discretion, make a profit-sharing contribution in the form of cash or Company common stock. No such profit-sharing contributions were made in 2002 or 2001.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of Company profit-sharing contributions, if applicable, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments--Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. As of December 31, 2002, the Plan offered fifteen pooled separate accounts and the Wickes Stock Fund as investment options for participants.

     Any profit-sharing contributions in the form of Company common stock are invested in the Wickes Inc. Company Stock Fund and are restricted until the end of the Plan year in which they were contributed. At such time, the participant may redirect such contributions to other investment fund options.

     Participant  Loans--Participants  may  obtain  loans  from  their  employee
     contribution    account,    which   includes   before-tax   and   after-tax
     contributions, and rollovers. Participants can borrow up to 50% of the value of their employee contribution account not to exceed $50,000 less the highest outstanding loan balance from the previous twelve months. The minimum loan amount is $1,000. The term of the loan can be up to five years unless the loan is for the purchase of a principal residence, in which case the term can be up to twenty years. Interest rates on the loan are the prime rate at time of issuance and are based on the prime interest rate set by a national commercial banking institution. Loans are secured by the participant's employee contribution account balance.

     Vesting--The participants' before-tax and after-tax contribution accounts are fully vested and nonforfeitable at all times. The participants' Company contribution accounts become 50% vested after two years of credited service, 75% vested after three years of credited service and 100% vested after four years of credited service. The participants' Company contribution accounts also become fully vested upon (a) attainment of normal retirement age as defined by the Plan, (b) total and permanent disability, (c) death or (d) termination of the Plan. In conjunction with the sale of certain Company facilities in December of 2002, the Plan experienced a partial plan termination. Participants terminated from the facilities affected by the sale became 100% vested upon termination.

     Payment of Benefits--On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments for a predetermined time period or for a predetermined amount. For termination of service for other reasons, a participant may receive the value of the vested amount in his or her account as a lump-sum distribution. The Plan also allows for hardship withdrawals in the event of certain immediate and substantial expenses such as purchase of primary residence, medical expenses, payment of tuition, or prevention of eviction.

     Forfeited Amounts--Terminated participants forfeit any nonvested portions of the employer's contributions and accumulated earnings thereon at the date of termination. These forfeited amounts are applied to reduce the employer contributions or used to restore previously forfeited accounts. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $25,094 and $0, respectively. During the year ended December 31, 2002, employer contributions were reduced by $66,428 from forfeited nonvested accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Basis of Accounting--The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including pooled separate accounts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

     Valuation of Investments--Other than the Plan's investment in the Wickes Inc. Common Stock Fund, the investments of the Plan are held in pooled separate accounts. The value of these investments are determined by the number of units held by the Plan, as the Plan is allocated units of the pooled separate accounts, not specific securities. The value of the pooled separate account unit is determined by the net fair value of the underlying assets as of the end of the year as determined generally by using commercial quotation services. Fair value includes reinvested dividend and interest income, received and accrued, realized gains and losses, and unrealized gains or losses of the underlying pooled separate account assets.

     Investment transactions are accounted for on the dates purchases or sales are executed.

     Management fees and operating expenses charged to the Plan for investments in the pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

     Payment of Benefits--Benefit payments are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $179,306 at December 31, 2001 and none at December 31, 2002.

     Administrative Expenses--Certain expenses incurred in administering the Plan are paid by the Company and are not recorded in the financial statements.

3.   INVESTMENTS
     -----------

     The following investments represent 5% or more of the net assets available for benefits of the Plan as of December 31, 2002 and 2001:

                                                                        2002

      MassMutual Short-Duration Bond Fund                           $19,219,206
      Oppenheimer Main Street Growth and Income Fund                 15,871,716
      Oppenheimer Capital Appreciation Fund                          13,534,685
      MassMutual Fundamental Value Fund                              10,979,698
      MassMutual Core Bond Fund                                       6,581,983


                                                                        2001

      Fidelity Advisor Equity Growth Fund                           $21,518,574
      Fidelity Advisor Short Fixed Income Fund                       17,944,846
      Fidelity Advisor Equity Income Fund                            15,649,940
      Fidelity Magellan Fund                                         13,731,151
      Fidelity Advisor Growth Opportunities Fund                     10,904,134
      Fidelity Advisor Overseas Fund                                  4,290,782
      Fidelity Advisor Equity Growth Fund                            21,518,574

     During 2002, the Plan's investments (including ghains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(13,747,324), as follows:


      MassMutual Short-Duration Bond Fund                          $    968,725
      Oppenheimer Main Street Growth and Income Fund                 (3,261,548)
      Oppenheimer Capital Appreciation  Fund                         (2,854,682)
      MassMutual Fundamental Value  Fund                             (2,692,037)
      MassMutual Core Bond Fund                                         333,091
      Oppenheimer High Yield  Fund                                     (216,185)
      MassMutual Overseas Fund                                         (817,563)
      MassMutual Indexed Equity Fund                                   (159,084)
      MassMutual Small Cap Growth Equity Fund                          (202,791)
      DLB Small Company  Opportunities Fund                             (26,323)
      MassMutual Focused Value Fund                                       8,606
      MassMutual Small Company Value Fund                               (46,432)
      MassMutual MidCap Growth II Fund                                  (29,998)
      MassMutual Balanced Fund                                           (1,203)
      Oppenheimer Global Fund                                           (36,052)
      Fidelity Advisors Intermediate Bond Fund                           23,352
      Fidelity Advisors High Yield Fund                                (247,043)
      Fidelity Advisors Equity Income Fund                              216,521
      Fidelity Advisors Growth Opportunity Fund                        (770,695)
      Fidelity Advisors Overseas Fund                                   226,209
      Magellan Fund                                                  (1,094,257)
      Fidelity Advisors Equity Growth Fund                           (2,347,619)
      Fidelity Advisors Short-Term Fixed Income Fund                    (65,954)
      Fidelity Advisors Small Cap Fund                                  (32,201)
      Fidelity Spartan Equity Index Fund                               (564,775)
      Wickes Company Common Stock                                       (57,386)
                                                                    -----------
      Net depreciation of investments                              $(13,747,324)
                                                                    ===========



4.   NONPARTICIPANT-DIRECTED INVESTMENTS
     -----------------------------------

     Discretionary profit-sharing contributions in the form of Company common stock are restricted to the Wickes Inc. Company Stock Fund until the end of the Plan year in which they were contributed, at which point the participant can redirect such contributions to other investment fund options. All other funds within the Wickes Inc. Company Stock Fund are participant-directed investments.

     For  the  years  ended   December   31,  2002  and  2001,   there  were  no
     profit-sharing contributions made by the Company.

5.   FEDERAL INCOME TAX STATUS
     -------------------------

     The Plan uses a volume submitter plan designed by Pension Document Services ("PDS"). PDS received an opinion letter from the Internal Revenue Service ("IRS"), dated November 20, 2000, which states that the volume submitter plan satisfies the applicable provisions of the Internal Revenue Code ("IRC"). The Plan itself has not received a determination letter from the IRS. The Plan has subsequently been amended; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no tax provision has been included in the Plan's financial statements.

6.   TERMINATION OF THE PLAN
     -----------------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts.

7.   RELATED-PARTY TRANSACTIONS
     --------------------------

     Certain Plan investments are shares of pooled separate accounts managed by MassMutual Financial Group. MassMutual is the custodian of the Plan assets and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

     At December 31, 2002 and 2001, the Plan held 515,753 and 225,518 shares of Common Stock of Wickes Inc., the sponsoring employer, with a cost basis of $539,065 and 695,666, respectively.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            2001

      Net assets available for benefits per the financial statements    $97,365,442
      Amounts allocated to withdrawing participants-end of year            (179,306)
                                                                        -----------
      Net assets available for benefits per Form 5500                   $97,186,136
                                                                        ===========


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          Year Ended
                                                                       December 31, 2002

     Benefits paid to participants per the financial statements        $ 11,947,535
     Amounts allocated to withdrawing participants-beginning of year      ( 179,306)
                                                                        -----------
      Benefits paid to participants per Form 5500                       $11,768,229
                                                                        ===========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefit claims payable, which represent claims processed and approved for payment prior to December 31 but have not yet been paid as of that date.

                                     ******

WICKES INC. 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------


                                                            Description of                        Fair
                     Identity of Issue                        Investment             Cost         Value

  * MassMutual Short-Duration Bond Fund                  Pooled Separate Account               $19,219,218
    Oppenheimer Main Street Growth and Income Fund       Pooled Separate Account                15,871,716
    Oppenheimer Capital Appreciation  Fund               Pooled Separate Account                13,534,685
  * MassMutual Fundamental Value  Fund                   Pooled Separate Account                10,979,698
  * MassMutual Core Bond Fund                            Pooled Separate Account                 6,581,983
    Oppenheimer High Yield  Fund                         Pooled Separate Account                 3,758,200
  * MassMutual Overseas Fund                             Pooled Separate Account                 3,331,265
  * MassMutual Indexed Equity Fund                       Pooled Separate Account                   915,433
  * MassMutual Small Cap Growth Equity Fund              Pooled Separate Account                   738,643
    DLB Small Company  Opportunities Fund                Pooled Separate Account                   706,665
  * MassMutual Focused Value Fund                        Pooled Separate Account                   549,126
  * MassMutual Small Company Value Fund                  Pooled Separate Account                   447,635
  * MassMutual MidCap Growth II Fund                     Pooled Separate Account                   368,020
  * MassMutual Balanced Fund                             Pooled Separate Account                   244,392
    Oppenheimer Global Fund                              Pooled Separate Account                   231,776


    WICKES INC. COMPANY STOCK FUND                       Company stock-
  * Wickes Inc. Common Stock                              515,753 shares                           299,137
  * Investors Bank and Trust Company Money Market Fund                                              26,889

    PARTICIPANT LOANS                                     Participant loans-
                                                           5.83%-11.02%
                                                           maturing 2002-2022                    2,379,241
                                                                                                ----------

    TOTAL INVESTMENTS                                                                          $80,183,722
                                                                                                ==========


  * Party in interest


     Note: Cost information is not required for participant-directed investments and is therefore omitted from this schedule.

Exhibit 23

INDEPENDENT AUDITORS' CONSENT
-----------------------------

     We consent to the incorporation by reference in Registration Statement No. 33-88010 of Wickes Inc. on Form S-8 of our report dated June 26, 2003, appearing in this Annual Report on Form 11-K of the Wickes Inc. 401(k) Plan for the year ended December 31, 2002.


     /s/ Deloiite & Touche LLP
     -------------------------
     Chicago, Illinois
     June 26, 2003

     EXHIBIT 99


                              STATEMENT PURSUANT TO
                             18 U.S.C. SECTION 1350
                                 AS REQUIRED BY
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of the Wickes Inc. 401(k) Plan (the "Plan") on Form 11-K (the "Report") for the fiscal year ending December 31, 2002, as filed with the Securities and Exchange Commission, the undersigned hereby certifies that to the best of his knowledge:

     1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



     June 28, 2003                                    /s/ James A. Hopwood
                                                      --------------------------
                                                       James A. Hopwood
                                                       Senior Vice President and
                                                       Chief Financial Officer